CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Quarter ended March 30, 1996 (Unaudited)
(In thousands)


PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The information included in the foregoing consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

Included in accounts receivable are allowances for doubtful accounts of $3,640 in 1996 and $3,269 at December 30, 1995.

Accumulated depreciation amounted to $102,385 in 1996 and $99,292 at December 30, 1995.

Accumulated amortization of cost in excess of acquired net assets amounted to $8,665 in 1996 and $8,281 at December 30, 1995.

Other current liabilities primarily include customer deposits.

It is suggested that the interim consolidated financial statements be read in conjunction with the consolidated financial statements and notes included in the Company's 1995 Annual Report on Form 10-K.


CAPITAL STOCK

There are 53,361,072 common shares issued at $.10 par value, of which 5,334,321 shares and 5,351,962 shares were held in the treasury at March 30, 1996 and December 30, 1995, respectively.


INVENTORIES

Components of inventories are as follows:
                                   March 30,        Dec. 30,
                                     1996            1995

Finished goods                     $ 95,816        $ 89,177
Work in process                      31,030          30,316
Raw materials and supplies           36,364          35,353

                                   $163,210        $154,846

EARNINGS PER COMMON SHARE

The computation of earnings per common share is based on the weighted average number of common and common equivalent shares outstanding. A dual presentation of earnings per common share has not been made since there is no significant difference in earnings per share calculated on a primary or fully diluted basis.


ACQUISITIONS

In January 1996, the Company acquired ER-WE-PA, GMBH at a cost of $10,025 subject to audit adjustment. The acquisition has been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the dates of acquisition. The excess cost of purchase price over fair value of net assets acquired in the amount of $8,392 is being amortized over forty years. The operating results are included in the consolidated statements of earnings since the date of acquisition.



BUSINESS SEGMENT DATA
                                         Quarter Ended
                                   March 30,         April 1,
                                    1996              1995

SALES
Specialty chemicals                $ 96,083        $102,542
Specialty process equipment
    and controls                     68,757          65,651

                                   $164,840        $168,193

OPERATING PROFIT
Specialty chemicals                $ 12,791        $ 15,591
Specialty process equipment
    and controls                      7,106          10,057
General corporate expense           ( 3,108)        ( 3,161)
                                     16,789          22,487
Interest expense                    ( 2,037)        ( 1,568)
Other income                            252             228

Earnings before income taxes       $ 15,004        $ 21,147




Subsequent Event

On April 30, 1996 the Company entered into an agreement and plan of merger with Uniroyal Chemical Corporation ("Uniroyal"), a $1.1 billion manufacturer of chemicals and polymers including rubber chemicals, crop protection chemicals and chemicals and additives for the plastics and lubricants industries. Under the terms of the agreement and subject to the conditions contained therein, among other things, each share of Uniroyal common stock will be exchanged for common stock of the Company valued at $15 based on the average price of the Company's stock over a period of twenty trading days ending with the third trading day preceding the date of the mailing of proxy materials. However, the Company will issue no more than 1.1111 shares, nor less than .9091 shares, for each share of Uniroyal common stock. Each share of Uniroyal's Series A Cumulative Redeemable Preferred Stock and Series B Preferred Stock issued and outstanding immediately prior to the consummation of the merger will be converted into and represent a number of shares of the Company's common stock equal to the exchange ratio multiplied by 6.667.

The merger agreement provides that Uniroyal would be required to pay the Company a termination fee of $50 million if the merger agreement is terminated (i) under certain circumstances following receipt of a proposal for a competing transaction and a competing transaction is consummated within one year following such termination or (ii) after Uniroyal's determination to terminate the merger agreement to pursue a competing transaction that would be more favorable to Uniroyal stockholders than the proposed merger with the Company.

The merger is subject to the satisfaction or waiver of various conditions, including approval by the stockholders of both Uniroyal and the Company, Hart-Scott-Rodino and other regulatory approvals and availability of tax-free status and pooling of interests accounting treatment. The anticipated closing date of the merger is during the Company's third calendar quarter.